

10029184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
112

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SEC FILE NUMBER
8- 66787

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____521 FIFTH AVENUE, SUITE 625_____
                              (No. and Street)

NEW YORK   N.Y.   10175
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     DEREK WITTENBERG   (212) 286 - 5033
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    FEUER & ORLANDO, LLP

(Name – *if individual, state last, first, middle name*)

_____350 FIFTH AVENUE, SUITE 7116_____ NEW YORK_____ N.Y._____ 10118
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DEREK WITTENBERG_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__ION PARTNERS, LLC_____ , as

of __~~DECEMBER 31, 2009~~ _Feb 26_____ , 20 _10_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                       Signature

                                                                 _____
                                                                 Managing Director
                                                                       Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Members of Ion Partners, LLC
New York, New York

We have audited the accompanying balance sheet of Ion Partners, LLC at December 31, 2009 and the related statements of operations, members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 22, 2010

350 FIFTH AVENUE · SUITE 7116 · NEW YORK, NY 10118 · TEL: (212) 736-5500 · FAX: (212) 736-5601

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets:		
Cash	$	27,721
Prepaid expenses		7,534
Total Current Assets		35,255
Fixed Assets:		
Property and equipment, net of accumulated depreciation and amortization of $ 11,372		2,411
Art work		3,389
Total Fixed Assets		5,800
Other Assets:		
Security deposits		3,000
Total Assets	$	44,055

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:		
Accounts payable	$	1,052
Accrued expenses		5,935
Total Current Liabilities		6,987
Members' Capital		37,068
Total Liabilities and Members' Capital	$	44,055

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Income:

Fee income	$	79,850
Reimbursed expenses		292
Interest income		8
Total Income		80,150

Expense:

Bad debt expense	4,202	
Consulting	8,172	
Office, general and administrative	19,997	
Rent and occupancy	36,072	
Professional fees	11,270	
Regulatory fees	2,563	
Depreciation	946	
Total Expense		83,222
Net Loss	$	(3,072)

ION PARTNERS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2009

BEGINNING MEMBERS' CAPITAL	$	50,108
Net Loss for the year		(3,072)
Capital withdrawn		(9,968)
ENDING MEMBERS' CAPITAL	$	37,068

The acompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flow From Operating Activities:

Net Loss	$	(3,072)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Bad debt expense		4,202
Depreciation		946
Change in operating assets and liabilities:		
Accounts receivable		2,000
Prepaid expenses		755
Accounts payable and accrued expenses		(1,482)
Cash provided by operating activities		3,349
Cash flows from Financing Activities:		
Distributions to members		(9,968)
Cash used by financing activities		(9,968)
Decrease in cash		(6,619)
Cash at Beginning of year		34,340
Cash at End of year	$	27,721

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners, L.L.C. (the "Company") is a limited liability company pursuant to the adoption of an operating agreement in the State of New York effective on August 8, 2003 and amended on June 5, 2009. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2009, the Company recorded bad debt expense of $4,202 using the direct write-off method.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on the income earned during the year. For the year ended December 31, 2009 the Company has a $4,950 credit for New York City unincorporated business tax and has included this amount in prepaid expenses in the accompanying balance sheet.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation and amortization consist of the following at December 31, 2009:

	Cost	Accumulated Depreciation and Amortization	Net
Computer and office equipment	$ 13,783	$ 11,372	$ 2,411
Artwork	3,389	-----------	3,389
Total Property and Equipment	$ 17,172	$ 11,372	$ 5,800

NOTE 4 - COMMITMENTS

The Company has no leases or commitments, which extend beyond the current operating cycle. The lease of its office space is pursuant to a sub-lease agreement providing for month-to-month rental.

NOTE 5 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in a high quality institution in order to minimize the risk.

NOTE 6 – CHANGE IN OWNERSHIP

On June 5, 2009, the Company consummated a buyout agreement to one existing member. The withdrawing member received a $7,968 distribution in exchange for 10 units. The effect of this transaction has been reflected in the financial statements accompanying these notes. The acquisition of such interest required the approval of FINRA, Inc. under NASD Rule 1017 and the acquisition of such interest occurred 10 days following the NASD approval.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2009, the Company has net capital, as defined, of $20,734 which is $15,734 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $6,987. The Company's ratio of aggregate indebtedness to net capital is .33698 to 1 at December 31, 2009.

NOTE 8 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 22, 2010 the date the financial statements were available for issuance.

ION PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISISION
AS OF DECEMBER 31, 2009

Net Capital

Total Members' capital	$	37,068
Less Nonallowable assets:		
Fixed assets - net		(5,800)
Prepaid expenses		(7,534)
Security deposits		(3,000)
Audited net capital		20,734
Minimum net capital requirement		(5,000)
Net capital excess	$	15,734
Ratio of aggregate indebtedness to net capital at December 31, 2009		.33698:1

Reconciliation of net capital (included in part II of Form X-17A-5 as of December 31, 2009) between the original and audited filing:

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	22,391
Total net changes from profit and loss items		(1,162)
Total net changes from Members' capital contributions		(1,076)
Difference of original to audited nonallowable assets		581
Audited net capital	$	20,734

The accompanying notes are an integral part of these financial statements

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Members of Ion Partners, LLC

In planning and performing our audit of the financial statements of Ion Partners, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (including control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 22, 2010